Name of Issues:Zapata Corp.
Title of Class of Securities:Common
CUSIP Number:989070503
(1)Name of Reporting Person: Donald Smith & Co., Inc. 13-2807845
(2)Check Appropriate Box if a Member of Group:"B"
(4) Place of Organization: E. 80 Rte. 4, Paramus, NJ 07652
(5) Sole Voting Power: 457,300 shares
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 457,300 shares
(8) Shared Dispositive Power: 0
(9) Aggregate Amount Beneficially Owned: 457,300
(10)
(11) Percent of Class Represented by Amt. In Row(9): less than 5%
(12) Type of Reporting Person: IA

Exhibit 1


(22,315)  Item 1 (a) Zapata Corp.
          Item 2 (b) 1717 St. James Place, Suite 550
            Houston, Texas 77056

(22,316)  Item 2 (a) Donald Smith & Co., Inc.
          Item 2 (b) East 80 Route 4, Paramus, N. J. 07652
          Item 2 (c) Not applicable
          Item 2 (d) Common
          Item 2 (e) Cusip = 989070503

(22,317)  Item 3 (e) IA

(22,318)  Item 4 (a) 457,300 shares owned
                 (b) less than 5% of class
                 (c) (i) 457,300 shares can be solely voted
                     (ii) 0 shares (shared power to vote)
                     (iii) 457,300 shares can be disposed
                     (iv) 0 shares (shared power to dispose)

(22,319) Item 5 This statement is being filed to report that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

(22,320)  Item 6 Not applicable
(22,321)  Item 7 Not applicable
(22,322)  Item 8 Not applicable
(22,323)  Item 9 Not applicable
(22,324)  Item 10:     By signing below, I certify that, to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 1999
Name and Title:  Paula Smith; Corporate Secretary